Exhibit 3.246

ARTICLES OF INCORPORATION
OF
FIRST IMAGE MANAGEMENT CORPORATION

ARTICLE I

The name of the corporation is “First Image Management Corporation.”

ARTICLE II

The corporation shall have the authority, acting through its board of directors, to issue not more than 10,000 shares of a single class having a par value of $0.01 per share which shall be referred to as “common shares.” The common shares (a) shall be one and the same class, (b) shall have unlimited voting rights (with each share having one vote on each matter submitted to shareholders for vote), (c) shall have equal rights of participation in dividends and other distributions, and (d) shall be entitled to receive the net assets of the corporation ratably upon dissolution.

ARTICLE III

The street address of the initial registered office of the corporation is 3 Corporate Square, Suite 700, Atlanta, DeKalb County, Georgia 30329, and the initial registered agent of the corporation at such address is Stephen D. Kane.

ARTICLE IV

The name and address of the incorporator are:

V. Richard Hoyt

Sutherland, Asbill & Brennan

999 Peachtree Street, N.E.

Atlanta, Georgia 30309-3996

ARTICLE V

The mailing address of the corporation’s initial principal office will be:

First Image Management Corporation 3
Corporate Square

Suite 700

Atlanta, Georgia 30329

ARTICLE VI

The name and address of the initial director of the corporation are:

Patrick H. Thomas

3 Corporate Square

Suite 700

Atlanta, Georgia 30329

ARTICLE VII

A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director, except: (a) for any appropriation, in violation of his duties, of any business opportunity of the corporation, (b) for acts or omissions which involve intentional misconduct or a knowing violation of law, (c) for any type of liability set forth in section 14-2-832 of the Georgia Business Corporation Code (“GBCC”), or (d) for any transaction from which the director derived an improper personal benefit. If the GBCC is hereafter amended to eliminate or limit the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the GBCC, as so amended. Any repeal or modification of this Article VII by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

DULY EXECUTED and delivered by the undersigned incorporator on December 19, 1990.

/s/ V. Richard Hoyt
V. Richard Hoyt, as Incorporator

ARTICLES OF AMENDMENT

OF

FIRST IMAGE MANAGEMENT CORPORATION

To the Secretary of State

State of Georgia

Pursuant to the provisions of the Georgia Business Corporation Code, the corporation hereinafter named (the “corporation”) does hereby adopt the following Articles of Amendment.

1.             The name of the corporation is First Image Management Corporation.

2.             Article I of the Articles of Incorporation of the corporation is hereby amended so as henceforth to read as follows:

Article I: The name of the corporation is “TeleCheck Holdings, Inc.”

3.             The amendment herein provided for was duly recommended by the Board of Directors of the Corporation to the shareholders of the corporation on November 20, 1998.

4.             The amendment herein provided for was duly approved by the shareholders of the corporation on November 20, 1998 in accordance with the provisions of Section 14-2-1003 of the Georgia Business Corporation Code.

4.             The effective time and date of these Articles of Amendment shall be at the time of filing.

Executed on November 20, 1998.

/s/ Thomas A. Rossi
Thomas A. Rossi Assistant Secretary